SUBSIDIARIES OF GRANDPARENTS.COM, INC.

Bio-Newco, Inc., a Washington corporation (formerly known as Pacific Biomarkers, Inc.)

Newco Tech, Inc., a Washington corporation (formerly known as PBI Technology, Inc.)

Bioquant Inc., a Michigan corporation

American Grandparents Association LLC, a Florida limited liability company

Grandparents Insurance Plans LLC, a Florida limited liability company

Grandparents Investment Plans LLC, a Florida limited liability company